Exhibit 3

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Three Months Ended March 31, 2012 and 2011 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2012 and 2011, and the related statements of income and cash flows for the three months then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China.  A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting.  The aggregate carrying values of the equity method investees were NT$11,740,683 thousand and NT$9,139,860 thousand as of March 31, 2012 and 2011, respectively, and the equity in earnings were NT$424,583 thousand and NT$64,119 thousand for the three months ended March 31, 2012 and 2011, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the three months ended March 31, 2012 and 2011, and have issued a qualified review report.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 27, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$63,584,152	15	$69,829,156	16
Financial assets at fair value through profit or loss (Notes 2 and 5)	18,674	—	645	—
Available-for-sale financial assets (Notes 2 and 6)	2,152,235	—	1,023,820	—
Held-to-maturity financial assets (Notes 2 and 7)	500,266	—	2,062,915	1
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,373,532 thousand in 2012 and $2,503,340 thousand in 2011 (Notes 2 and 8)	20,254,838	5	17,945,843	4
Receivables from related parties (Note 23)	462,530	—	481,313	—
Other monetary assets (Note 9)	1,493,772	—	2,552,532	1
Inventories (Notes 2 and 10)	1,015,404	—	1,108,945	—
Deferred income tax assets (Notes 2 and 20)	45,227	—	81,317	—
Other current assets (Notes 11 and 23)	7,008,989	2	5,722,469	1

Total current assets	96,536,087	22	100,808,955	23

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	13,320,965	3	10,582,047	3
Financial assets carried at cost (Notes 2 and 13)	2,244,593	1	2,315,474	1
Available-for-sale financial assets (Notes 2 and 6)	3,137,103	1	—	—
Held-to-maturity financial assets (Notes 2 and 7)	14,590,889	3	9,973,059	2
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	34,293,550	8	23,870,580	6

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,381,145	23	101,401,329	23
Land improvements	1,572,448	—	1,551,988	—
Buildings	65,958,801	15	65,726,304	15
Computer equipment	14,507,175	3	15,316,104	4
Telecommunications equipment	657,250,619	150	655,840,449	151
Transportation equipment	2,582,271	1	2,257,745	1
Miscellaneous equipment	6,573,254	2	6,883,622	2
Total cost	849,825,713	194	848,977,541	196
Revaluation increment on land	5,762,418	1	5,762,611	1
	855,588,131	195	854,740,152	197
Less: Accumulated depreciation	574,043,278	131	569,183,573	131
	281,544,853	64	285,556,579	66
Construction in progress and advances related to acquisitions of equipment	13,872,626	3	11,037,605	2

Property, plant and equipment, net	295,417,479	67	296,594,184	68

INTANGIBLE ASSETS (Note 2)
3G concession	5,053,109	1	5,801,718	1
Others	713,423	—	426,327	—

Total intangible assets	5,766,532	1	6,228,045	1

OTHER ASSETS
Idle assets (Note 2)	878,896	—	878,896	—
Refundable deposits	1,538,286	1	1,300,964	1
Deferred income tax assets (Notes 2 and 20)	263,212	—	404,925	—
Others (Note 23)	4,072,976	1	4,457,603	1

Total other assets	6,753,370	2	7,042,388	2

TOTAL	$438,767,018	100	$434,544,152	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$517	—	$6,348	—
Trade notes and accounts payable	9,566,452	2	6,904,997	2
Payables to related parties (Note 23)	2,465,060	1	1,598,191	—
Income tax payable (Notes 2 and 20)	5,154,190	1	6,676,776	2
Accrued expenses (Note 16)	13,935,771	3	14,904,629	3
Other current liabilities (Note 17)	19,555,843	4	16,505,403	4

Total current liabilities	50,677,833	11	46,596,344	11

DEFERRED INCOME	2,589,481	1	2,587,891	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,485,827	1	1,326,968	—
Customers’ deposits (Note 23)	4,901,460	1	5,788,928	2
Deferred credit - profit on intercompany transactions (Note 23)	462,432	—	1,426,743	—
Others	256,024	—	334,434	—

Total other liabilities	7,105,743	2	8,877,073	2

Total liabilities	60,468,043	14	58,156,294	13

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common stock - $10 par value; Authorized: 12,000,000 thousand shares Issued: 7,757,447 thousand shares	77,574,465	18	77,574,465	18
Additional paid-in capital
Capital surplus	169,496,289	39	169,496,289	39
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	28,872	—	10,675	—
Total additional paid-in capital	169,538,331	39	169,520,134	39
Retained earnings:
Legal reserve	66,122,145	15	61,361,255	14
Special reserve	2,675,894	—	2,675,894	1
Unappropriated earnings	56,558,333	13	59,450,673	14
Total retained earnings	125,356,372	28	123,487,822	29
Other adjustments
Cumulative translation adjustments	(73,603)	—	(87,526)	—
Unrecognized net loss of pension	(38,106)	—	(40,182)	—
Unrealized gain on financial instruments	178,880	—	167,997	—
Unrealized revaluation increment	5,762,636	1	5,765,148	1
Total other adjustments	5,829,807	1	5,805,437	1

Total stockholders’ equity	378,298,975	86	376,387,858	87

TOTAL	$438,767,018	100	$434,544,152	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 27, 2012)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Amount	%	Amount	%

NET REVENUES (Note 23)	$47,744,257	100	$47,584,160	100

OPERATING COSTS (Note 23)	28,540,660	60	25,931,154	54

GROSS PROFIT	19,203,597	40	21,653,006	46

OPERATING EXPENSES (Note 23)
Marketing	7,094,530	15	6,416,336	13
General and administrative	808,664	1	871,180	2
Research and development	829,980	2	802,446	2

Total operating expenses	8,733,174	18	8,089,962	17

INCOME FROM OPERATIONS	10,470,423	22	13,563,044	29

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity investees, net	559,490	1	165,122	—
Interest income	180,464	1	136,457	—
Gain on disposal of financial instruments, net	27,474	—	36,269	—
Valuation gain on financial instruments, net	15,729	—	—	—
Gain on disposal of property, plant and equipment, net	12,142	—	318,544	1
Others	69,010	—	28,503	—

Total non-operating income and gains	864,309	2	684,895	1

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net	7,484	—	124,908	—
Interest expenses	241	—	60	—
Valuation loss on financial instruments, net	—	—	39,981	—
Others	6,462	—	4,096	—

Total non-operating expenses and losses	14,187	—	169,045	—

INCOME BEFORE INCOME TAX	11,320,545	24	14,078,894	30

INCOME TAX EXPENSES (Notes 2 and 20)	1,831,042	4	2,244,028	5

NET INCOME	$9,489,503	20	$11,834,866	25

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2012		2011
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 21)
Basic earnings per share	$1.46	$1.22	$1.79	$1.50
Diluted earnings per share	$1.45	$1.22	$1.78	$1.50

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 27, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,489,503	$11,834,866
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	12,649	42,249
Depreciation and amortization	7,968,101	7,957,692
Amortization of premium of financial assets	16,174	13,827
Valuation loss (gain) on financial instruments, net	(15,729)	39,981
Gain on disposal of financial instruments, net	(27,474)	(36,269)
Gain on disposal of property, plant and equipment, net	(12,142)	(318,544)
Equity in earnings of equity method investees, net	(559,490)	(165,122)
Deferred income taxes	(1,659)	(34,354)
Changes in operating assets and liabilities:
Financial assets held for trading	27,474	34,616
Trade notes and accounts receivable	261,104	(5,036,388)
Receivables from related parties	405,252	(14,891)
Other current monetary assets	418,310	(461,339)
Inventories	436,374	11,078
Other current assets	(2,680,059)	(1,901,379)
Trade notes and accounts payable	(1,845,839)	(2,179,294)
Payables to related parties	(906,192)	(766,702)
Income tax payable	1,818,104	2,263,236
Accrued expenses	(3,229,622)	(2,357,526)
Other current liabilities	1,074,667	839,252
Deferred income	12,019	(1,019)
Accrued pension liabilities	48,691	43,946

Net cash provided by operating activities	12,710,216	9,807,916

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(3,240,697)	—
Proceeds from disposal of available-for-sale financial assets	—	31,640
Acquisition of held-to-maturity financial assets	(1,411,766)	(1,978,103)
Proceeds from disposal of held-to maturity financial assets	1,000,629	300,000
Acquisition of investments accounted for using equity method	—	(177,176)
Capital reduction of equity investees	—	815,827
Acquisition of financial assets carried at cost	—	(10,120)
Acquisition of property, plant and equipment	(6,576,452)	(4,353,061)
Proceeds from disposal of property, plant and equipment	19,780	647,717
Increase in intangible assets	(67,374)	(39,332)
Decrease (increase) in other assets	10,417	(518,242)

Net cash used in investing activities	(10,265,463)	(5,280,850)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2012	2011

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	$(79,415)	$(59,179)
Increase (decrease) in other liabilities	(64,426)	54,361
Capital reduction	—	(19,393,617)

Net cash used in financing activities	(143,841)	(19,398,435)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,300,912	(14,871,369)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	61,283,240	84,700,525

CASH AND CASH EQUIVALENTS, END OF PERIOD	$63,584,152	$69,829,156

SUPPLEMENTAL INFORMATION
Interest paid	$7,077	$60
Income tax paid	$14,598	$13,147

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$5,742,995	$3,919,466
Payables to suppliers	833,457	433,595
	$6,576,452	$4,353,061

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 27, 2012)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.            GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act.  Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”).  Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”).  The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications.  On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages.  In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000.  Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003.  Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”).  The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 12, 2005.  Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of March 31, 2012 and 2011, the Company had 24,650 and 24,363 employees, respectively.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”).  The significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.  At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity.  Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates.  Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc.  Actual results may differ from these estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  All other assets are classified as noncurrent.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  All other liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition.  The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred.  Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings.  Cash dividends received subsequently (including those received in the period of investment) are recognized as income.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings.  A regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading.  When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows:  Swap contracts are estimated by valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows:  Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost.  Stock dividends are recorded as an increase in the number of shares and do not affect investment income.  The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains and losses are recognized at the time of derecognition, impairment or amortization.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011.  The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement.”  One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34.  Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  The calculation of the cost of inventory is derived using the weighted average method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method.  Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies.  Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to the Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity.  The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss.  The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment.  Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives:  land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 2 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018.  The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires.  Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

When an indication of impairment is identified for intangible assets, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired.  Goodwill is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension cost under a defined benefit plan is determined by actuarial valuations.  Contributions made under a defined contribution plan are recognized as pension cost during the year in which employees render services.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from, research and development are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned.  Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates.  For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows:  (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred.  The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

3.            EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011.  When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34.  There is no effect on the net income and after-tax basic earnings per share for the three months ended March 31, 2011.

4.            CASH AND CASH EQUIVALENTS

	March 31
	2012	2011

Cash
Cash on hand	$80,984	$78,202
Bank deposits	1,484,727	2,467,304
Negotiable certificate of deposit, annual yield rate - ranging from 0.82%-1.05% and 0.63%-0.72% for 2012 and 2011, respectively	43,450,000	53,250,000
	45,015,711	55,795,506
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.70%-0.72% and 0.45%-0.49% for 2012 and 2011, respectively	18,568,441	14,033,650

	$63,584,152	$69,829,156

As of March 31, 2012 and 2011, foreign deposits in bank were as following:

	March 31
	2012	2011

United States of America - New York (US$2,593 thousand and US$485 thousand for 2012 and 2011, respectively)	$76,513	$14,253

5.            FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2012	2011

Derivatives - financial assets
Currency swap contracts	$18,674	$645

Derivatives - financial liabilities
Currency swap contracts	$517	$6,348

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates.  However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of March 31, 2012 and 2011 were as follows:

	Currency	Maturity Period	Contract Amount
(In Thousands)

March 31, 2012

Currency swap contracts	US$/NT$	2012.04-06	US$55,000/NT$1,641,726
	US$/NT$	2012.05-06	US$12,000/NT$353,495

March 31, 2011

Currency swap contracts	US$/NT$	2011.04-05	US$23,000/NT$670,586
	US$/NT$	2011.06	US$5,000/NT$147,663

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2012 and 2011 were $43,203 thousand (including realized settlement gain of $27,474 thousand and valuation gain of $15,729 thousand) and $(5,365) thousand (including realized settlement gain of $34,616 thousand and valuation loss of $39,981 thousand), respectively.

6.    AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2012	2011

Domestic listed stocks	$3,137,103	$—
Open-end mutual funds	2,152,235	1,023,820
	5,289,338	1,023,820
Less: Current portion	2,152,235	1,023,820

	$3,137,103	$—

The board of directors resolved to acquire 263,622 thousand common shares of China Airline Ltd. (“CAL”) at $11.73 per share for the three months ended March 31, 2012.  Chunghwa expected to hold it as long-term investment and classified it as available-for-sale financial assets - noncurrent.  China Airline engages mainly in air transportation services.

For the three months ended March 31, 2012 and 2011, movements of unrealized gain or loss on financial instruments were as follows:

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$75,639	$(20,542)
Recognized in stockholders’ equity	74,034	24,959
Transferred to profit or loss	—	(1,653)

Balance, end of period	$149,673	$2,764

7.            HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2012	2011

Corporate bonds, nominal interest rate ranging from 1.15%-2.90% and 1.20%-4.75% for 2012 and 2011, respectively; effective interest rate ranging from 1.00%-2.89% and 1.00%-2.95% for 2012 and 2011, respectively	$14,185,818	$10,929,432
Bank debentures, nominal interest rate ranging from 1.37%-1.60% and 1.37%-2.11% for 2012 and 2011, respectively; effective interest rate ranging from 1.25%-1.40% and 1.25%-2.45% for 2012 and 2011, respectively	905,337	1,106,542
	15,091,155	12,035,974
Less: Current portion	500,266	2,062,915

	$14,590,889	$9,973,059

8.            ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2012	2011

Balance, beginning of period	$2,398,470	$2,528,044
Provision for doubtful accounts	11,047	38,728
Accounts receivable written off	(35,985)	(63,432)

Balance, end of period	$2,373,532	$2,503,340

9.            OTHER MONETARY ASSETS - CURRENT

	March 31
	2012	2011

Accrued custodial receipts of MOD service	$137,556	$59,540
Other receivables	1,356,216	2,492,992

	$1,493,772	$2,552,532

10.         INVENTORIES

	March 31
	2012	2011

Merchandise	$609,785	$476,734
Work in process	405,619	632,211

	$1,015,404	$1,108,945

The operating costs related to inventories were $5,036,697 thousand (including the valuation loss on inventories of $20,723 thousand) and $2,855,165 thousand (including the valuation loss on inventories of $9,930 thousand) for the three months ended March 31, 2012 and 2011, respectively.

11.         OTHER CURRENT ASSETS

	March 31
	2012	2011

Spare parts	$2,835,018	$2,069,892
Prepaid expenses	2,754,885	2,543,218
Prepaid rents	1,016,953	853,672
Miscellaneous	402,133	255,687

	$7,008,989	$5,722,469

12.         INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Listed
Senao International Co., Ltd. (“SENAO”)	$1,684,305	28	$1,532,126	28
Non-listed
Light Era Development Co., Ltd. (“LED”)	4,422,825	100	2,912,155	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,786,637	89	1,932,617	89
Donghwa Telecom Co., Ltd. (“DHT”)	870,919	100	505,001	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	723,715	100	710,260	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	709,852	40	598,205	40
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	690,872	100	616,537	100
CHIEF Telecom Inc. (“CHIEF”)	607,343	69	552,825	69
InfoExplorer Co., Ltd. (“IFE”)	259,520	33	248,256	49
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	256,560	30	238,242	30
Huada Digital Corporation (“HDD”)	250,778	50	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	204,202	100	197,959	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	174,899	100	176,400	100
Skysoft Co., Ltd. (“SKYSOFT”)	125,290	30	98,101	30
Spring House Entertainment Inc. (“SHE”)	109,623	56	87,536	56
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	108,533	40	—	—
Chunghwa Telecom Global, Inc. (“CHTG”)	90,832	100	67,512	100
KingWaytek Technology Co., Ltd. (“KWT”)	76,849	33	63,901	33
Smartfun Digital Co., Ltd. (“SFD”)	56,461	65	—	—
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	34,737	100	—	—
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	34,644	30	28,620	30
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	22,858	100	15,794	100

(Continued)

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Chunghwa Sochamp Technology Inc. (“CHST”)	$18,711	51	$—	—
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
	11,636,660		9,049,921

	$13,320,965		$10,582,047

(Concluded)

Chunghwa increased its investment in DHT for $360,216 thousand in November 2011.  DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa Telcom Singapore Pte., Ltd. reduces its capital by $815,827 thousand in March 2011.  The reduction amount was received by Chunghwa.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System Inc. and e-ToYou International, Inc. on April 1, 2011.  After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI).  International Integrated System, Inc. and e-ToYou International, Inc. were dissolved.  As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and following the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors.  Due to this loss of control, IISI was deconsolidated and going forward the investment is accounted for as an equity method investment.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash and hold a 50% ownership of HDD.  HDD engages mainly in providing software service.

Chunghwa increased its investment in Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) by $177,176 thousand and $28,913 thousand in March and December 2011.  Prime Asia is operating as an investment company.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011.  Chunghwa invested $114,640 thousand cash and hold a 40% ownership of DZIM.  DZIM engages mainly in information technology service and general advertisement service.

Chunghwa and United Daily News established a joint venture, SFD, in August 2011.  Chunghwa invested $65,000 thousand cash and hold a 65% ownership of SFD.  SFD mainly engages in sales of software.

Chunghwa has established CHTV in May 2011 by investing $43,847 thousand cash.  CHTV engages mainly in providing information and communications technology, international private leased circuit, and intelligent energy network service.

Chunghwa has invested in CHST for $20,400 thousand in June 2011.  The ownership of CHST is 51%.  CHST mainly engages in license plate recognition system.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) in March 2006, but not on operation stage yet.  The holding company is operating as an investment company and Chunghwa has 100% ownership right in an amount of US$1 in the holding company as of March 31, 2011.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of March 31, 2012 and 2011 was $9,904,695 thousand and $5,533,710 thousand, respectively.

The equity in earnings (losses) of equity investees for the three months ended March 31, 2012 and 2011, are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $11,740,683 thousand and $9,139,860 thousand as of March 31, 2012 and 2011, respectively.  The equity in earnings were $424,583 thousand and $64,119 thousand for the three months ended March 31, 2012 and 2011, respectively.

The details of equity in earnings and losses of equity method investees were as follows:

	March 31
	2012	2011

Light Era Development Co., Ltd. (“LED”)	$199,967	$(59,319)
Senao International Co., Ltd. (“SENAO”)	143,193	103,813
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	100,919	41,846
Others	115,411	78,782

	$559,490	$165,122

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.         FINANCIAL ASSETS CARRIED AT COST

	March 31
	2012		2011
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	77,018	3	127,018	8
Innovation Works Development Fund, L.P. (“IWDF”)	73,154	4	38,035	7
iD Branding Ventures (“iDBV”)	67,500	8	75,000	8
Innovation Works Limited (“IW”)	31,391	2	31,391	7
CQi Energy Infocom Inc. (“CQi”)	6,000	18	20,000	18
RPTI International (“RPTI”)	—	10	34,500	10
Essence Technology Solution, Inc. (“ETS”)	—	7	—	7

	$2,244,593		$2,315,474

Chunghwa made additional investment in IWDF for $35,119 thousand in October 2011.  IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

iDBV reduced its capital by $7,500 thousand in December 2011.  The reduction amount was received by Chunghwa.

Chunghwa made additional investment in IW for $10,120 thousand in January 2011.  IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in GMC, CQi and RPTI were impaired and recognized an impairment loss of $50,000 thousand, $14,000 thousand and $34,500 thousand in 2011, respectively.

The above investments do not have a quoted market price in an active market and fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14.         OTHER MONETARY ASSETS - NONCURRENT

	March 31
	2012	2011

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This funds was used to finance various telecommunications infrastructure projects.

15.   PROPERTY, PLANT AND EQUIPMENT

	March 31
	2012	2011

Cost
Land	$101,381,145	$101,401,329
Land improvements	1,572,448	1,551,988
Buildings	65,958,801	65,726,304
Computer equipment	14,507,175	15,316,104
Telecommunications equipment	657,250,619	655,840,449
Transportation equipment	2,582,271	2,257,745
Miscellaneous equipment	6,573,254	6,883,622
Total cost	849,825,713	848,977,541
Revaluation increment on land	5,762,418	5,762,611
	855,588,131	854,740,152
Accumulated depreciation
Land improvements	1,055,246	1,014,410
Buildings	19,796,027	18,706,906
Computer equipment	10,870,209	11,772,074
Telecommunications equipment	535,812,604	530,420,186
Transportation equipment	1,221,633	1,523,636
Miscellaneous equipment	5,287,559	5,746,361
	574,043,278	569,183,573
Construction in progress and advances related to acquisition of equipment	13,872,626	11,037,605

Property, plant and equipment, net	$295,417,479	$296,594,184

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999.  These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005.  In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments.  As of March 31, 2012, the unrealized revaluation increment was decreased to $5,762,636 thousand due to disposal of revaluation assets.

Depreciation on property, plant and equipment for the three months ended March 31, 2012 and 2011 amounted to $7,640,646 thousand and $7,645,446 thousand, respectively. No interest expense was capitalized for the three months ended March 31, 2012 and 2011.

16.   ACCRUED EXPENSES

	March 31
	2012	2011

Accrued salary and compensation	$5,708,921	$6,478,016
Accrued franchise fees	2,742,409	2,719,377
Accrued employees’ bonus and remuneration to directors and supervisors	2,442,150	2,696,375
Other accrued expenses	3,042,291	3,010,861

	$13,935,771	$14,904,629

17.         OTHER CURRENT LIABILITIES

	March 31
	2012	2011

Advances from subscribers	$11,512,167	$9,426,850
Payables to equipment suppliers	1,755,250	1,304,355
Amounts collected in trust for others	1,337,089	1,413,985
Payables to contractors	1,247,230	697,783
Refundable customers’ deposits	1,081,913	1,102,520
Others	2,622,194	2,559,910

	$19,555,843	$16,505,403

18.         STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of March 31, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”)  amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.  Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005.  Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006.  The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.  As of March 31, 2011, the outstanding ADSs were 439,309 thousand common shares, which equaled approximately 43,931 thousand units and represented 5.66% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws.  The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.             Exercise their voting rights,

b.             Sell their ADSs, and

c.              Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits.  For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date.  Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.  The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued.  However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve.  In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order:  (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.  If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the three months ended March 31, 2012 and 2011, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate.  Otherwise, the difference between initial accrual amounts and the amounts resoluted in the stockholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa.  This reserve can only be used to offset a deficit, or under the revised Company Law issued on January 4, 2012, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations and distributions of the 2011 earnings of Chunghwa have been resolved by the board of directors on March 27, 2012, and the appropriations and distributions of the 2010 earnings of Chunghwa have been approved by the stockholders on June 24, 2011 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2011	For Fiscal Year 2010	For Fiscal Year 2011	For Fiscal Year 2010

Legal reserve	$4,706,838	$4,760,890
Cash dividends	42,361,864	42,854,462	$5.46	$5.52

The amounts for bonuses to employees and remuneration to directors and supervisors resolved in the board of directors on March 27, 2012, were $2,040,090 thousand and $44,446 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in board of directors of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively.  There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The appropriation and distribution of the 2011 earnings, and the amounts for bonuses to employees and remuneration to directors and supervisors is subject to the approval in the stockholders’ meeting on June 22, 2012.  Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders.  The abovementioned 2010 capital reduction proposal was effectively approved by FSC.  The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010.  Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011.  The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

19.         COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2012
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$3,110,201	$2,208,230	$5,318,431
Insurance	271,501	195,724	467,225

(Continued)

	Three Months Ended March 31, 2012
	Operating	Operating
	Costs	Expenses	Total

Pension	$444,546	$301,385	$745,931
Other compensation	1,905,025	1,334,530	3,239,555

	$5,731,273	$4,039,869	$9,771,142

Depreciation expense	$7,189,993	$450,653	$7,640,646
Amortization expense	$293,037	$34,418	$327,455

(Concluded)

	Three Months Ended March 31, 2011
	Operating	Operating
	Costs	Expenses	Total

Compensation expense
Salaries	$2,923,730	$2,090,917	$5,014,647
Insurance	258,680	185,290	443,970
Pension	426,448	289,787	716,235
Other compensation	2,415,208	1,684,558	4,099,766

	$6,024,066	$4,250,552	$10,274,618

Depreciation expense	$7,237,271	$408,175	$7,645,446
Amortization expense	$280,873	$31,373	$312,246

20.         INCOME TAX

a.             A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Three Months Ended March 31
	2012	2011

Income tax expense computed at statutory income tax rate	$1,924,493	$2,393,412
Add (deduct) tax effects of:
Permanent differences	(96,598)	(80,895)
Temporary differences	79,073	20,392
10% undistributed earning tax	—	46
Investment tax credits	(78,918)	(55,001)

Income tax payable	$1,828,050	$2,277,954

b.             Income tax expense consisted of the following:

	Three Months Ended March 31
	2012	2011

Income tax payable	$1,828,050	$2,277,954
Income tax - deferred	(1,659)	(34,354)
Adjustments of prior years’ income tax	—	428
Foreign income tax	4,651	—

Income tax	$1,831,042	$2,244,028

c.              Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2012	2011

Current
Provision for doubtful accounts	$254,258	$225,762
Unrealized accrued expense	26,590	50,620
Valuation loss on inventory	15,913	10,915
Unrealized foreign exchange loss, net	5,811	17,873
Valuation loss (gain) on financial instruments, net	(3,087)	969
Others	—	940
	299,485	307,079
Valuation allowance	(254,258)	(225,762)

Net deferred income tax assets - current	$45,227	$81,317

Noncurrent
Accrued pension cost	$252,591	$305,970
Impairment loss	10,514	61,393
Abandonment of equipment not approved by National Tax Administration	107	37,562

Net deferred income tax assets - noncurrent	$263,212	$404,925

d.             The related information under the Integrated Income Tax System is as follows:

	March 31
	2012	2011

Balance of Imputation Credit Account (“ICA”)	$4,831,010	$4,483,339

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2011 and 2010 for earnings were 17.43% and 18.76%, respectively.  The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution.  The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.              Undistributed earnings information

As of March 31, 2012 and 2011, all Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Income tax returns through the year ended December 31, 2007 have been examined by the ROC tax authorities.

21.         EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income

Three months ended March 31, 2012

Basic EPS
Income attributable to stockholders	$11,320,545	$9,489,503	7,757,447	$1.46	$1.22
Effect of dilutive potential common stock
SENAO’s stock options	(2,254)	(2,254)	—
Employee bonus	—	—	25,386

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$11,318,291	$9,487,249	7,782,833	$1.45	$1.22

Three months ended March 31, 2011

Basic EPS:
Income attributable to stockholders	$14,078,894	$11,834,866	7,886,737	$1.79	$1.50
Effect of dilutive potential common stock
SENAO’s stock options	(1,685)	(1,685)	—
Employee bonus	—	—	27,383

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$14,077,209	$11,833,181	7,914,120	$1.78	$1.50

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.  According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the three months ended March 31, 2012 and 2011.  The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date.  The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the three months ended March 31, 2012 and 2011 was due to the effect of potential common stock of stock options by SENAO.

22.         PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005.  Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises.  After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan.  On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund.  However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan.  Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement.  Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $16,220,530 thousand and $13,555,483 thousand as of March 31, 2012 and 2011, respectively.

Pension costs of Chunghwa were $765,085 thousand ($723,943 thousand subject to defined benefit plan and $41,142 thousand subject to defined contribution plan) and $735,911 thousand ($700,897 thousand subject to defined benefit plan and $35,014 thousand subject to defined contribution plan) for the three months ended March 31, 2012 and 2011, respectively.

23.         TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa.  Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices.  The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa.  Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.             Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary

(Continued)

Company	Relationship

Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Subsidiary
Chunghwa Sochamp Technology Inc. (“CHST”)	Subsidiary
Smartfun Digital Co., Ltd. (“SFD”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CIHC
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Jiangsu Zhenhua Information Technology Company, LLC (“JZIT”)	Subsidiary of CHC
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SENAO
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Subsidiary of SENAO
Ceylon Innovation Co., Ltd. (“CEI”)	Subsidiary of SHE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
KingWaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	Equity-method investee
Huada Digital Corporation (“HDD”)	Equity-method investee
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Equity-method investee of COI

(Concluded)

b.             Significant transactions with the above related parties are summarized as follows:

	March 31
	2012		2011
	Amount	%	Amount	%

1) Receivables

Trade notes, accounts receivable and other receivables
SENAO	$302,121	65	$319,609	66
So-net	33,460	7	8,735	2
CHIEF	32,918	7	29,711	6
DHT	31,499	7	36,671	8
CHTG	19,056	4	25,206	5
CIYP	17,171	4	20,849	4
CHSI	10,963	2	12,907	3
SHE	685	—	14,167	3
Others	14,657	4	13,458	3

	$462,530	100	$481,313	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
SENAO	$1,137,849	46	$836,679	52
CHSI	325,321	13	123,751	8
STS	132,325	5	—	—
IISI	100,201	4	30,881	2
DHT	81,273	3	61,634	4
CHTG	65,671	3	45,039	3
TISE	64,855	3	109,775	7
CHIEF	48,044	2	43,349	3
CIYP	16,677	1	28,252	2
Others	38,673	2	64,392	3
	2,010,889	82	1,343,752	84
Amounts collected in trust for others
SENAO	355,862	14	235,102	15
SHE	35,070	2	—	—
So-net	22,896	1	45	—
CIYP	22,850	1	4,747	—
SKYSOFT	11,556	—	13,753	1
Others	5,937	—	792	—
	454,171	18	254,439	16

	$2,465,060	100	$1,598,191	100

3) Customers’ deposits

CHTG	$14,481	1	$14,429	—
CHSI	14,030	—	21,566	1
Others	3,244	—	3,844	—

	$31,755	1	$39,839	1

	Three Months Ended March 31
	2012		2011
	Amount	%	Amount	%

4) Revenues

So-net	$91,924	1	$42,131
SENAO	76,366		305,409	1
CHIEF	61,981	—	76,770	—
DHT	31,136	—	25,753	—
CHTG	19,378	—	24,216	—
CHTS	14,559	—	10,657	—
CHTJ	7,697	—	10,635	—
LED	627	—	98,668	—
Others	21,655	—	18,836	—

	$325,323	1	$613,075	1

5) Operating costs and expenses

SENAO	$2,391,632	6	$1,650,294	5
CHSI	235,111	1	67,488	—
STS	101,625	1	—	—
TISE	91,887	—	94,940	—
CHIEF	87,043	—	74,540	—
CHTG	66,108	—	44,907	—
IISI	52,882	—	38,364	—
DHT	31,818	—	15,522	—
CIYP	27,025	—	6,526	—
SKYSOFT	22,225	—	13,240	—
CHTJ	17,478	—	11,110	—
Others	23,297	—	26,081	—

	$3,148,131	8	$2,043,012	5

6) Acquisition of property, plant and equipment

CHSI	$243,695	4	$133,468	3
TISE	34,064	1	37,639	1
CHTG	23,805	—	6,069	—
Others	8,378	—	—	—

	$309,942	5	$177,176	4

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite.  This lease term is 15 years which will start from the commercial operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its commercial operation.  ST-2 satellite was launched in May 2011, and began its commercial operation in August 2011.  The total rental expense for the three months ended March 31, 2012 was $101,625 thousand, which consisted of a reduction of the prepayment of $51,128 thousand and an additional accrual of $50,497 thousand.  The prepayment was $2,931,369 thousand (classified as other current assets $204,514 thousand, and other assets - others $2,726,855 thousand) as of December 31, 2011.

Chunghwa has leased property to LED since April 2010.  The lease term is 15 years and the rent is charged monthly.  Based on the agreement of both parties, the lease contract was terminated on April 1, 2011.

Chunghwa sold the land with a carrying value of $936,016 thousand to LED at the price of $2,421,932 thousand in 2008.  However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions.  Gain on disposal of land $76,811 thousand and $13,264 thousand were recognized in the three months ended March 31, 2012 and 2011, respectively.  The unrealized gain on disposal of land amounted to $462,432 thousand (classified as deferred credit — profit on intercompany transactions) in the three months ended March 31, 2012.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand.  The disposal loss on land is unrealized and the unrealized loss is included in other assets - other.  Chunghwa recognized realized loss on disposal of land amounting to 69,704 thousand in the three months ended March 31, 2012.  The unrealized loss on disposal of land amounted to $102,193 thousand (classified as other assets - others) in the three months ended March 31, 2012.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

24.         SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of March 31, 2012 in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.             Acquisitions of land and buildings of $2,598 thousand.

b.             Acquisitions of telecommunications equipment of $22,109,021 thousand.

c.              Contracts to print billing, envelopes and telephone directories of $17,401 thousand.

d.             Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years.  Future leases payments were as follows:

Year	Rental Amount

2012 (from April 1, 2012 to December 31, 2012)	$1,450,162
2013	1,394,647
2014	1,130,355
2015	894,192
2016 and thereafter	897,267

e.              A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets).  If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

25.         FAIR VALUE OF FINANCIAL INSTRUMENTS

a.              Carrying amount and fair value of financial instruments were as follows:

	March 31
	2012		2011
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets
Cash and cash equivalents	$63,584,152	$63,584,152	$69,829,156	$69,829,156
Financial assets at fair value through profit or loss	18,674	18,674	645	645
Available-for-sale financial assets - current	2,152,235	2,152,235	1,023,820	1,023,820
Held-to-maturity financial assets - current	500,266	500,266	2,062,915	2,062,915
Trade notes and accounts receivable, net	20,254,838	20,254,838	17,945,843	17,945,843
Receivables from related parties	462,530	462,530	481,313	481,313
Other current monetary assets	1,493,772	1,493,772	2,552,532	2,552,532
Financial assets carried at cost	2,244,593	—	2,315,474	—
Available-for-sale financial assets - noncurrent	3,137,103	3,137,103	—	—
Held-to-maturity financial assets - noncurrent	14,590,889	14,590,889	9,973,059	9,973,059
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,538,286	1,538,286	1,300,964	1,300,964
Liabilities
Financial liabilities at fair value through profit or loss	517	517	6,348	6,348
Trade notes and accounts payable	9,566,452	9,566,452	6,904,997	6,904,997
Payables to related parties	2,465,060	2,465,060	1,598,191	1,598,191
Accrued expenses	13,935,771	13,935,771	14,904,629	14,904,629
Payables to equipment suppliers (included in “other current liabilities”)	1,755,250	1,755,250	1,304,355	1,304,355
Amounts collected in trust for others (included in “other current liabilities”)	1,337,089	1,337,089	1,413,985	1,413,985
Payables to contractors (included in “other current liabilities”)	1,247,230	1,247,230	697,783	697,783
Refundable customers’ deposits (included in “other current liabilities”)	1,081,913	1,081,913	1,102,520	1,102,520
Customers’ deposits	4,901,460	4,901,460	5,788,928	5,788,928

b.             Methods and assumptions used in the estimation of fair values of financial instruments:

1)             The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets.  Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values.  This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)             If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values.  If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)             Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

c.              Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31		March 31
	2012	2011	2012	2011

Assets
Financial assets at fair value through profit or loss	$—	$—	$18,674	$645
Available-for-sale financial assets	5,289,338	1,023,820	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	—	517	6,348

d.             Information about financial risks

1)             Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds.  Therefore, the market risk is the fluctuations of market price.  In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)             Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations.  Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)             Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash.  Therefore, no material liquidation risk are anticipated.  The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market.  Therefore, material liquidation risk is anticipated.

4)             Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities.  Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

1)             Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk.

The outstanding forward exchange contracts of SENAO as of March 31, 2012 and 2011 were as follows:

			Contract
			Amount
	Currency	Maturity Period	(In Thousands)

March 31, 2012

Forward exchange contract - buy	NT$/US$	2012.4	NT$310,184/US$10,500

March 31, 2011

Forward exchange contract - buy	NT$/US$	2011.4	NT$347,760/US$11,800

Outstanding index future contracts of CHI as of March 31, 2012 and 2011 were as follows:

			Contract Amount
	Maturity Period	Units	(In Thousands)

March 31, 2012

TAIEX futures	2012.04	6	NT$	9,463
TAIEX futures	2012.06	34	NT$	53,664
TE futures	2012.04	9	NT$	10,849
TF	2012.04	5	NT$	77,965

March 31, 2011

TAIEX futures	2011.04	14	NT$	23,788
TAIEX futures	2011.06	12	NT$	21,171
TE futures	2011.04	4	NT$	5,034
TE futures	2011.05	21	NT$	26,504

Net loss of SANEO arising from derivative financial products for the three months ended March 31, 2012 and 2011 were $6,221 thousand and $760 thousand, respectively.

Net gain (loss) of CHI arising from derivative financial products for the three months ended March 31, 2012 and 2011 were $17,772 thousand and $(447) thousand, respectively.

2)             Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

3)             Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions.  Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material.  The largest amount of exposure to default by those parties of the financial instruments of SENAO and CHI is the same as carrying value.

4)             Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments.  Therefore, the liquidation risk is low.

26.         ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.              Financing provided:  None.

b.             Endorsements/guarantees provided:  Please see Table 1.

c.              Marketable securities held:  Please see Table 2.

d.             Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital:  Please see Table 3.

e.              Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital:  None.

f.                Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital:  None.

g.             Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital:  Please see Table 4.

h.             Receivables from related parties amounting to $100 million or 20% of the paid-in capital:  Please see Table 5.

i.                 Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 6.

j.                 Financial transactions:  Please see Notes 5 and 25.

k.              Investment in Mainland China:  Please see Table 7.

27.         SEGMENT FINANCIAL INFORMATION

Segment information:  Please see Table 8.

28.         OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	March 31
	2012			2011
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$6,395	29.51	$188,727	$4,480	29.40	$131,723
SGD	—	—	—	9,084	23.34	212,018
Available-for-sale financial assets
USD	72,932	29.51	2,152,235	34,824	29.40	1,023,820
Accounts receivable
USD	179,027	29.51	5,283,099	138,432	29.40	4,069,898
Investments accounted for using equity method
USD	3,078	29.51	90,832	8,296	29.40	243,912
HKD	229,189	3.80	870,919	133,704	3.78	505,001
SGD	29,411	23.49	690,872	26,415	23.34	616,537
JPY	63,636	0.36	22,858	44,490	0.36	15,794
VND	212,625,547	0.00137	291,297	175,177,701	0.00136	238,242
RMB	37,292	4.69	174,899	—	—	—

Financial liabilities

Monetary items
Payables
USD	151,486	29.51	4,470,343	103,379	29.40	3,039,349
EUR	32,498	39.41	1,280,740	23,545	41.71	982,081
SGD	5,708	23.49	134,088	125	23.34	2,913

29.         PRE-DISCLOSURE FOR ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, the Company pre-disclosed the information on the adoption of International Financial Reporting Standards (IFRSs) and assessed the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs in the consolidated financial statements as of and for the three months ended March 31, 2012.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2012

(In Thousands of New Taiwan Dollars)

				Limits on			Amount of	Ratio of Accumulated
		Guaranteed Party		Endorsement/			Endorsement/	Endorsement/	Maximum
			Nature of	Guarantee Amount			Guarantee	Guarantee to Net	Endorsement/
	Endorsement/Guarantee		Relationship	Provided to Each	Maximum Balance for		Collateralized by	Equity Per Latest	Guarantee Amount
No.	Provider	Name	(Note 2)	Guaranteed Party	the Year	Ending Balance	Properties	Financial Statements	Allowable

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,782,990	$1,031,923	$954,477	$—	0.3%	$15,131,959
				(Note 3)		(Note 4)			(Note 6)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,859,207	2,150,000	2,150,000	2,150,000	0.5%	3,859,207
				(Note 7)		(Note 5)	(Note 5)		(Note 7)

Note 1:                 Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.            “0” for the Company.

b.            Subsidiaries are numbered from “1”.

Note 2:                 Relationships between the endorsement/guarantee provider and the guaranteed party:

a.            Trading partner.

b.            Majority owned subsidiary.

c.             The Company and subsidiary owns over 50% ownership of the investee company.

d.            A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.             Guaranteed by the Company according to the construction contract.

f.              An investee company.  The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:                 The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the financial statements for the three months ended March 31, 2012 of the Company.

Note 4:                 The actual amount used by guaranteed party is $954,477 thousand.

Note 5:                 The actual amount used by guaranteed party is $1,650,000 thousand.

Note 6:                 The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:                 The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)		Carrying Value (Note 5)		Percentage of Ownership		Market Value or Net Asset Value		Note

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,684,305			28	$9,904,695			Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		4,422,825		100		4,424,453		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,786,637		89		1,843,877		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	223,190		870,919		100		870,919		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		723,715		100		684,566		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		709,852		40		992,403		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383		690,872		100		690,872		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		607,343		69		550,516		Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498		259,520		33		239,071		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		256,560		30		256,560		Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000		250,778		50		250,778		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		204,202		100		204,202		Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	6,960		174,899		100		175,126		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		125,290		30		87,602		Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996		109,623		56		96,963		Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	11,464		108,533		40		108,533		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		90,832		100		105,550		Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		76,849		33		38,442		Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500		56,461		65		56,504		Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		34,737		100		34,737		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		34,644		30		17,208		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		22,858		100		22,858		Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040		18,711		51		18,871		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—		—		100		—		Note 2
						US$	(1 dollar	)		US$	(1 dollar	)
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927		1,789,530		12		1,608,027		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	20,000		200,000		17		210,964		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617		77,018		3		65,843		Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—		73,154		4		71,838		Note 1
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	6,750		67,500		8		62,070		Note 1
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000		31,391		2		36,403		Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000		6,000		18	(128)			Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765		—		10		41,413		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200		—		7		638		Note 1

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	304	$172,231	—	$178,968	Note 3
		Templeton Global Bond A (Acc)	—	Available-for-sale financial assets	418	307,114	—	322,904	Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	307,245	—	330,472	Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770	534,453	—	556,272	Note 3
		Janus Flexible Income Bond Fund	—	Available-for-sale financial assets	671	230,472	—	241,150	Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984	347,452	—	374,450	Note 3
		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	—	Available-for-sale financial assets	397	148,410	—	148,019	Note 3

		Stocks
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	3,092,287	5	3,137,103	Note 4

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	307,721	—	307,721	Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	204,701	—	204,701	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	303,708	—	303,708	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	404,942	—	404,942	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	208,464	—	208,464	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	104,149	—	104,149	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	209,788	—	209,788	Note 6
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	200,266	—	200,266	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	101,698	—	101,698	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,295	—	101,295	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,008	—	100,008	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,252	—	101,252	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	309,995	—	309,995	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	205,664	—	205,664	Note 6
		Taiwan Power Co. 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	152,650	—	152,650	Note 6

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	$50,521	—	$50,521	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	204,108	—	204,108	Note 6
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	152,854	—	152,854	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	402,539	—	402,539	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,634	—	201,634	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	101,307	—	101,307	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,963	—	99,963	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,903	—	100,903	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	404,691	—	404,691	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,908	—	202,908	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,975	—	49,975	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,573	—	200,573	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,299	—	251,299	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,379	—	40,379	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,834	—	200,834	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,280	—	100,280	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,187	—	349,187	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,482	—	100,482	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,163	—	202,163	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	303,034	—	303,034	Note 6
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,957	—	99,957	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,448	—	200,448	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	50,255	—	50,255	Note 6

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	$302,228	—	$302,228	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	199,763	—	199,763	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	303,470	—	303,470	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,939	—	99,939	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,939	—	99,939	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	201,584	—	201,584	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	303,270	—	303,270	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,440	—	200,440	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,447	—	176,447	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,728	—	100,728	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,867	—	100,867	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,328	—	100,328	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	200,932	—	200,932	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	100,608	—	100,608	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	201,523	—	201,523	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	303,207	—	303,207	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,396	—	100,396	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	302,349	—	302,349	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,207	—	100,207	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,314	—	201,314	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,883	—	199,883	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,942	—	99,942	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,585	—	300,585	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	$50,440		—	$50,440		Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,556		—	202,556		Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,668		—	299,668		Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,000		—	300,000		Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	100,430		—	100,430		Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,460		—	299,460		Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,733		—	299,733		Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,868		—	100,868		Note 6
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	302,004		—	302,004		Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000		—	300,000		Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,741		—	149,741		Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,626		—	199,626		Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,366		—	200,366		Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,906		—	99,906		Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,813		—	199,813		Note 6
		KGI Securities Co., Ltd. 1St Unsecured Corporate Bonds in 2011	—	Held-to-maturity financial assets	—	300,000		—	300,000		Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824	372,310		41	372,310		Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	23,975	503,403		100	503,961		Note 8
						US$	(17,047)		US$	(17,066)
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200	12,000		9	12,000		Note 1

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,774		100	1,774		Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	10,952		100	10,952		Note 1
						US$	(371)		US$	(371)
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450		10	7,022		Note 1
		21Vianet Group. Inc.	—	Available-for-sale financial assets	208	11,595		—	11,595		Note 4
						US$	(393)		US$	(393)

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,500	$20,407		100	$20,407		Note 1
						RMB	(4,362)		RMB	(4,362)

7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	942		100	942		Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	2,837,303		100	1,931,727		Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	490,707		38	490,707		Note 1
						SG$	(20,890)		SG$	(20,890)

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	124,047		53	124,047		Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,432	21,214		100	21,214		Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—		43	—		Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	28,676		4	28,676		Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001	50,278		—	138,138		Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	3,542	60,081		11	60,081		Note 1
		Digimax Inc.	—	Financial assets carried at cost - noncurrent	2,000	15,080		4	14,578		Note 1
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	2,250	22,500		3	25,591		Note 1
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	4,630	55,450		4	40,196		Note 1
		A2peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—		3	—		Note 1
		CoaTronics Inc.	—	Financial assets carried at cost - noncurrent	1,200	12,000		9	4,725		Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	29,371		—	11,236		Note 1
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,800	27,000		8	27,000		Note 1
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	1,350	68,185		—	35,627		Note 1
		Tons Lightology Inc.	—	Financial assets carried at cost - noncurrent	1,113	66,150		—	41,014		Note 1
		Alder Optomechanical Corp.	—	Financial assets carried at cost - noncurrent	490	29,750		2	29,750		Note 7
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost - noncurrent	800	9,380		1	29,940		Note 1
		XinTec Inc.	—	Financial assets carried at cost - noncurrent	24	1,076		—	678		Note 7
		DelSolar Co., Ltd.	—	Financial assets carried at cost - noncurrent	119	5,702		—	2,516		Note 7
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	187	3,483		—	1,808		Note 1
		Cando Corporation	—	Financial assets carried at cost - noncurrent	376	4,937		—	3,899		Note 7
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost - noncurrent	111	4,364		—	2,530		Note 7
		OptiVision Technology Inc.	—	Financial assets carried at cost - noncurrent	300	5,087		—	1,230		Note 7
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost - noncurrent	481	6,732		—	7,726		Note 7
		MEDIAPRO TECHNOLOGY LTD.	—	Financial assets carried at cost - noncurrent	55	44,871		1	44,871		Note 7
		Fashion Guide Co., Ltd.	—	Financial assets carried at cost - noncurrent	400	10,000		2	10,000		Note 7
		Hiroca Holdings Ltd.	—	Financial assets carried at cost - noncurrent	140	17,847		—	16,380		Note 7
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	80	2,728		—	2,661		Note 4
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	92	4,134		—	3,076		Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	4	200		—	231		Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913		—	6,669		Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	49	2,620		—	1,279		Note 4

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	$8,206	—	$4,879	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	981	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	80	3,904	—	1,776	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	10	783	—	849	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	57	4,889	—	3,721	Note 4
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	2,575	Note 4
		Chipbond Technology Corporation	—	Available-for-sale financial assets	60	2,724	—	2,295	Note 4
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	74	1,141	—	816	Note 4
		Makalot Industrial Co., Ltd.	—	Available-for-sale financial assets	15	1,056	—	1,319	Note 4
		Macronix International Co., Ltd.	—	Available-for-sale financial assets	170	3,075	—	1,870	Note 4
		Thxe Ming Industrial Co., Ltd.	—	Available-for-sale financial assets	70	2,609	—	1,999	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	1	32	—	40	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	36	5,645	—	3,338	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	190	3,553	—	2,746	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	75	2,151	—	2,205	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	246	4,599	—	3,771	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	10	478	—	559	Note 4
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	—	14	—	11	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	128	1,543	—	1,323	Note 4
		Edison Opto Corporation	—	Available-for-sale financial assets	35	2,671	—	2,162	Note 4
		Delta Electronics Inc.	—	Available-for-sale financial assets	54	5,270	—	4,671	Note 4
		San Shing Fastech Corp.	—	Available-for-sale financial assets	345	11,766	—	15,870	Note 4
		USI Corp.	—	Available-for-sale financial assets	10	293	—	291	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	60	9,959	—	9,840	Note 4
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	51	2,665	—	1,441	Note 4
		Unimicron Corporation	—	Available-for-sale financial assets	135	5,289	—	4,941	Note 4
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	200	4,443	—	3,694	Note 4
		Polaris/P-shares MSCI Taiwan Financial ETF	—	Available-for-sale financial assets	230	2,646	—	2,560	Note 4
		Test Rite International Co., Ltd.	—	Available-for-sale financial assets	221	5,385	—	4,497	Note 4
		Formosa Petrochemical Corporation	—	Available-for-sale financial assets	40	3,651	—	3,680	Note 4
		Oriental Union Chemical Corporation	—	Available-for-sale financial assets	85	3,493	—	3,243	Note 4
		Huga Optotech Inc.	—	Available-for-sale financial assets	78	1,986	—	1,176	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	105	4,024	—	3,964	Note 4
		MediaTek Inc.	—	Available-for-sale financial assets	5	1,612	—	1,412	Note 4
		Career Technology (MFG.) Co., Ltd.	—	Available-for-sale financial assets	100	5,208	—	4,750	Note 4
		Taimide Technology Ltd.	—	Available-for-sale financial assets - noncurrent	712	17,825	—	32,104	Note 4
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	325	14,072	—	39,813	Note 4
		IC Plus Corp.	—	Available-for-sale financial assets - noncurrent	210	5,630	—	2,632	Note 4
		Formosa Plastics Corporation	—	Available-for-sale financial assets	36	3,102	—	3,102	Note 4
		Phoenix Tours International, Inc.	—	Available-for-sale financial assets	10	717	—	644	Note 4
		Asustek Computer Inc.	—	Available-for-sale financial assets	10	2,351	—	2,785	Note 4
		Chunghwa Chemical Synthesis & Biotech Co., Ltd.	—	Available-for-sale financial assets	50	3,014	—	2,510	Note 4
		Evergreen International Corp.	—	Available-for-sale financial assets	110	1,947	—	1,705	Note 4
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	110	6,269	—	5,687	Note 4
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	60	2,570	—	2,562	Note 4
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	70	6,152	—	6,293	Note 4

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Uni-President Enterprises Corp.	—	Available-for-sale financial assets	135	$5,862	—	$5,515	Note 4
		Ruentex Development Co., Ltd.	—	Available-for-sale financial assets	20	781	—	870	Note 4
		Arcadyan Technology Corporation	—	Available-for-sale financial assets	70	3,188	—	3,007	Note 4
		Lcy Chemical Corp.	—	Available-for-sale financial assets	85	4,639	—	3,995	Note 4
		Microbio Co., Ltd.	—	Available-for-sale financial assets	80	3,258	—	2,948	Note 4
		China Development Financial Holding Corp.	—	Available-for-sale financial assets	200	1,975	—	1,800	Note 4
		Cheng Shin Rubber Ind., Co., Ltd.	—	Available-for-sale financial assets	40	2,757	—	2,836	Note 4
		Huaku Development Co., Ltd.	—	Available-for-sale financial assets	20	1,557	—	1,498	Note 4
		Formosa Chemicals & Fibre Corporation	—	Available-for-sale financial assets	50	4,505	—	4,310	Note 4
		Tsann Kuen Enterprise Co., Ltd.	—	Available-for-sale financial assets	35	2,489	—	2,467	Note 4
		Foxconn Technology Co., Ltd.	—	Available-for-sale financial assets	10	1,298	—	1,220	Note 4
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	25	2,879	—	2,650	Note 4
		HTC Corporation	—	Available-for-sale financial assets	5	3,118	—	2,985	Note 4
		Formosa Laboratories, Inc.	—	Available-for-sale financial assets	10	777	—	747	Note 4
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	164	21,050	—	48,119	Note 4

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,139	50,000	—	50,037	Note 3
		Manulife Asia Pacific Bond	—	Available-for-sale financial assets	749	8,000	—	8,071	Note 3
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	1,110	11,988	—	12,707	Note 3
		Upamc Quality Growth Fund	—	Available-for-sale financial assets	393	8,000	—	7,643	Note 3
		Cathay Mandarin Fund	—	Available-for-sale financial assets	250	2,500	—	1,908	Note 3
		Fubon Agribusiness Equity Fund	—	Available-for-sale financial assets	1,000	10,000	—	9,230	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,840	Note 3
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	—	Available-for-sale financial assets	870	11,622	—	11,356	Note 3
		PowerShares QQQ	—	Available-for-sale financial assets	1	1,712	—	2,393	Note 3
		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	1	1,041	—	604	Note 3
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,113	—	3,486	Note 3
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,047	—	1,552	Note 3
		Manulife China offshore Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	20,030	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	998	10,053	—	9,596	Note 3
		iPath S&P 500VIX Short-Term Futures ETN	—	Available-for-sale financial assets	1	918	—	346	Note 3
		Union Money Market Fund	—	Available-for-sale financial assets	5,491	70,000	—	70,060	Note 3
		Paradigm Emerging Asia Pacific Bond B Fund	—	Available-for-sale financial assets	3,000	30,000	—	30,000	Note 3
		Cathay Small & Med Cap Fund	—	Available-for-sale financial assets	166	5,000	—	5,010	Note 3

		Bond
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	50,000	50,509	—	50,808	Note 9
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	25,000	25,112	—	25,217	Note 9

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,815	—	1,722	Note 4

(Continued)

						March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name		Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

		Everlight Electronics Co., Ltd. 3rd Convertible Bonds		—	Financial assets at fair value through profit or loss	60	$6,415		—	$6,000		Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds		—	Financial assets at fair value through profit or loss	40	4,008		—	3,988		Note 4
		TUL the Third Security Convertible Bond		—	Financial assets at fair value through profit or loss	15	1,500		—	1,507		Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond		—	Financial assets at fair value through profit or loss	70	7,000		—	7,231		Note 4
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds		—	Financial assets at fair value through profit or loss	10	1,007		—	989		Note 4
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.		—	Financial assets at fair value through profit or loss	76	7,638		—	7,623		Note 4
		Synnex Technology International Corporation 2nd Unsecured Convertible Bond Issue		—	Financial assets at fair value through profit or loss	20	2,004		—	2,031		Note 4
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond		—	Financial assets at fair value through profit or loss	67	6,674		—	6,700		Note 4
		Asia Optical 3rd Domestic Unsecured Convertible Bond		—	Financial assets at fair value through profit or loss	15	1,505		—	1,470		Note 4
		Hon Chuan Enterprise Co., Ltd. Domestic 1st Unsecured Convertible Bond		—	Financial assets at fair value through profit or loss	20	2,020		—	1,980		Note 4
		HiTi Digital Inc. Domestic Unsecured Convertible Corporate Bond		—	Financial assets at fair value through profit or loss	19	1,680		—	1,862		Note 4
		ACHEM Technology Corporation 1st Secured Convertible Bonds Issue in 2011		—	Financial assets at fair value through profit or loss	16	1,595		—	1,651		Note 4
		Foxconn Technology Co., Ltd. 1st domestic unsecured convertible bond		—	Financial assets at fair value through profit or loss	4	398		—	398		Note 4
		Welldone Company Domestic 1st Secured Convertible Bonds		—	Financial assets at fair value through profit or loss	11	1,186		—	1,166		Note 4

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd	.	Subsidiary	Investments accounted for using equity method	1,500	20,407		100	20,407		Note 1
							RMB	(4,362)		RMB	(4,362)

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation		Subsidiary	Investments accounted for using equity method	400	9,820		100	9,820		Note 1
							US$	(333)		US$	(333)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited		Subsidiary	Investments accounted for using equity method	23,260	481,192		100	481,192		Note 8
							US$	(16,295)		US$	(16,295)
		HopeTech Technologies Limited		Equity-method investee	Investments accounted for using equity method	5,240	21,694		45	21,694		Note 1
							US$	(735)		US$	(735)

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.		Subsidiary	Investments accounted for using equity method	—	119,476		100	119,476		Note 8
							US$	(4,046)		US$	(4,046)

(Continued)

					March 31, 2012
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value		Note

		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	$91,711			$91,711
						US$	(3,108)	100	US$	(3,108)	Note 8

		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	56,848			56,848
						US$	(1,925)	100	US$	(1,925)	Notes 8

		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	210,157			210,157
						US$	(7,117)	100	US$	(7,117)	Note 8

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	6,520	10,981		100	10,981		Note 1
						HK$	(2,970)		HK$	(2,970)

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	10,793		49	10,793		Note 1
						RMB	(2,305)		RMB	(2,305)

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	175,125		100	175,125		Note 1
						RMB	(37,340)		RMB	(37,340)

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	147,604		100	147,604		Note 1
						RMB	(31,472)		RMB	(31,472)
		Jiangsu Zhenhua Information Technology Company, LLC	Subsidiary	Investments accounted for using equity method	—	27,521		75	27,521		Note 1
						RMB	(5,868)		RMB	(5,868)

Note 1: The net asset values of investees were based on unreviewed financial statements.

Note 2: New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of March 31, 2012.

Note 3: The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on March 31, 2012.

Note 4: Market value was based on the closing price of March 31, 2012.

Note 5: Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6: The net asset values of investees were based on amortized cost.

Note 7: Market value of emerging stock was based on the average trading price on March 31, 2012.

Note 8: The net asset values of investees were based on reviewed financial statements.

Note 9: The market value is determined by the hundred price of transaction market on March 31, 2012.

Note 10: The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance			Acquisition			Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)		Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks

		China Airlines Ltd.	Available-for-sale financial assets - noncurrent	—	—	—		$—	263,622	$3,092,287		—	$—	$—	$—	263,622	$3,092,287

		Beneficiary certificates (mutual fund)

		Fidelity Funds - US Dollar Bond Fund Y-ACC-USD	Available-for-sale financial assets	—	—	—		—	397	148,410		—	—	—	—	397		148,410

		Bonds

		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—		300,000	—	—		—	300,000	300,000	—	—		—
								(Note 2)					(Note 2)	(Note 2)
		TSMC 1st Unsecured Corporate Bond-C Issue in 2002	Held-to-maturity financial assets	—	—	—		300,000	—	—		—	300,000	300,000	—	—		—
								(Note 2)					(Note 2)	(Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—		300,000	—	100,000		—	—	—	—	—		400,000
								(Note 2)		(Note 2)							(Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	Held-to-maturity financial assets	—	—	—			—	500,000		—	—	—	—	—		500,000
										(Note 2)							(Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-C Issue in 2006	Held-to-maturity financial assets	—	—	—		100,000	—	200,000		—	—	—	—	—		300,000
								(Note 2)		(Note 2)							(Note 2)
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2011	Held-to-maturity financial assets	—	—	—		—	—	300,000		—	—	—	—	—		300,000
										(Note 2)							(Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	—	—	—		400,000	—	—		—	400,000	400,000	—	—		—
								(Note 2)					(Note 2)	(Note 2)
		TaipeiFubon Bank 1st Financial Debentures-A Issue in 2011	Held-to-maturity financial assets	—	—	—		—	—	300,000 (Note 2)		—	—	—	—	—	300,000 (Note 2)

1	Senao International Co., Ltd.	Stocks

		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	15,875		466,517	8,100	240,246		—	—	—	—	23,975		706,763
							US$	(15,875)		US$	(8,100)						US$	(23,975)
																	(Note 4)

22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	15,180		477,712	8,080	206,640		—	—	—	—	23,260		684,532
							US$	(15,180)		US$	(8,080)						US$	(23,260)
																	(Note 4)

23	Senao International HK Limited	Stocks Senao International Trading (Jiangsu) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—		115,971	—	147,765		—	—	—	—	—		263,736
							US$	(4,000)		US$	(5,000)						US$	(9,000)
																		(Note 4)

Note 1:             Showing at their original carrying amounts without adjustments for fair values.

Note 2:             Stated at its nominal amounts.

Note 3:             The ending balance includes cumulative transaction adjustments.

Note 4:             Stated at its original investment amounts

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Purchase	$2,391,632 (Note 3)	8	30-90 days	—	—	$(1,137,849 (Note 4	) )	(9)

		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	235,111 (Note 5)	1	30 days	—	—	(325,321)		(3)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,363,097 (Note 3)	27	30-90 days	—	—	1,208,541 (Note 4)		44

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	665,412 (Note 5)	91	30 days	—	—	325,321		84

Note 1:      Excluding payment and receipts collected in trust for others.

Note 2:      Transaction terms were determined in accordance with mutual agreements.

Note 3:      The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.

Note 4:      The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.

Note 5:      The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventory, property, plant and equipment and intangible assets.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars)

					Turnover	Overdue		Amounts Received in Subsequent	Allowance for Bad
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Rate	Amounts	Action Taken	Period	Debts

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$302,121	12.01	$—	—	$298,373	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,493,698	7.67	—	—	8,710	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	325,321	5.17	—	—	79,121	—

Note 1:      Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Original Investment Amount		Balance as of March 31, 2012			Net Income	Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2012	December 31, 2011	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	(Loss) of the Investee	(Loss) (Notes 1 and 2)	Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,684,305	$516,142	$143,193	Subsidiary
		Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	4,422,825	199,964	199,967	Subsidiary
		Chunghwa Investment Co., Ltd.	Taiwan	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,786,637	7,573	6,586	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	882,219	882,219	223,190	100	870,919	1,592	1,592	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	723,715	9,189	16,006	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	709,852	233,032	100,919	Equity-method investee
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	574,112	26,383	100	690,872	26,643	26,643	Subsidiary
		CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	607,343	47,749	33,771	Subsidiary
		InfoExplorer Co., Ltd.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	259,520	4,406	2,050	Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	256,560	15,380	4,616	Equity-method investee
		Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	250,778	178	89	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	204,202	9,858	9,858	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	206,089	206,089	6,960	100	174,899	(8,214)	(8,300)	Subsidiary
		Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	125,290	39,351	11,985	Equity-method investee
		Spring House Entertainment Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	109,623	14,546	8,481	Subsidiary
		Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	114,640	114,640	11,464	40	108,533	(3,127)	(1,251)	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	90,832	6,409	6,973	Subsidiary
		KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	1,703	33	76,849	8,566	1,481	Equity-method investee
		Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	56,461	(5,643)	(3,664)	Subsidiary
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847	43,847	—	100	34,737	(2,291)	(2,291)	Subsidiary
		So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	60,008	60,008	3,429	30	34,644	278	99	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	22,858	2,327	2,327	Subsidiary

(Continued)

					Original Investment Amount				Balance as of March 31, 2012				Net Income			Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2012		December 31, 2011		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		(Loss) of the Investee			(Loss) (Notes 1 and 2)			Note

		Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system		$20,400		$20,400	2,040	51		$18,711		$(3,215)			$(1,640)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)		— (Note 3)		—	100	— (Notes 3)		—			— (Notes 3)			Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales.	206,190		206,190		16,824	41	372,310		72,968			29,626			Equity-method investee
		Senao International (Samoa) Holding	Samoa Islands	International investment.		706,763		466,517	23,975	100		503,403		(41,761)			(41,777)		Subsidiary
		Ltd.			US$	(23,975)	US$	(15,875)			US$	(17,047)	US$	((1,406))		US$	((1,406))

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	2,000		2,000		200	100	1,774		(31)			(31)			Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	US$	6,068 (200)	US$	6,068 (200)	200	100	US$	10,952 (371)	US$	1,005 (34)		US$	1,005 (34)		Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	US$	47,321 (1,500)	US$	31,973 (1,010)	1,500	100	RMB	20,407 (4,362)	RMB	(779 (166	) )	US$	(779 (166	) )	Subsidiary

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	1,000		1,000		—	100	942		(12)			(12)			Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taiwan	Real estate leasing business	2,793,667		2,793,667		83,290	100	2,837,303		13,281			9,221			Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	SG$	409,061 (18,102)	SG$	409,061 (18,102)	18,102	38	SG$	490,707 (20,890)	SG$	65,478 (2,789)		SG$	24,967 (1,063)		Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875		91,875		10,317	53	124,047		4,923			2,619			Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Brunei	General investment	46,035		34,483		1,432	100	21,214		(1,363)			(1,363)			Subsidiary
					US$	(1,432)	US$	(1,043)

		Panda Monium Company Ltd.	Cayman	The production of animation	US$	20,000 (602)	US$	20,000 (602)	602	43	—		—			—			Equity-method investee

		CHIEF Telecom Inc.	Taiwan	Telecommunication and internet service	20,000		20,000		2,000	4	28,676		47,749			1,748			Equity-method investee
		Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731		49,731		1,001	—	50,278		516,142			1,519			Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	China	Providing advanced business solutions to telecommunications	US$	47,321 (1,500)	US$	31,973 (1,010)	1,500	100	RMB	20,407 (4,362)	RMB	(779 ((166	) ))	RMB	(779 ((166)))		Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	US$	12,504 (400)	US$	12,504 (400)	400	100	US$	9,820 (333)	US$	1,692 (57)		US$	1,692 (57)		Subsidiary

22	Senao International (Samoa) Holding	Senao International HK Limited.	Hong Kong	Sales of communication business		684,352		444,712	23,260	100		481,192		(42,476)			(42,476)		Subsidiary
	Ltd				US$	(23,260)	US$	(15,180)			US$	(16,295)	US$	((1,430))		US$	((1,430))

		HopeTech Technologies Limited	Hong Kong	Information technology and		21,177		21,177	5,240	45		21,694		1,607			723		Equity-method
				telecommunication products sales.	US$	(675)	US$	(675)			US$	(735)	US$	(54)		US$	(24)		investee

24	Chunghwa Investment Holding	CHI One Investment Co., Limited	Hong Kong	General investment		26,035		14,483	6,520	100		10,981		(1,363)			(1,363)		Subsidiary
	Co., Ltd.				HK$	(6,520)	HK$	(3,924)			(HK$	2,970)	HK$	((356))		HK$	((356))

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	China	Customer Services and platform rental activities	RMB	25,414 (5,390)	RMB	13,862 (2,936)	—	49	RMB	10,793 (2,305)	RMB	(2,781 ((592	) ))	RMB	(1,363 ((290	) ))	Equity-method investee

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of		175,972		116,821	—	100		119,476		(11,320)			(11,320)		Subsidiary
				communication products	US$	(6,000)	US$	(4,000)			US$	(4,046)	US$	((381))		US$	((381))

(Continued)

					Original Investment Amount				Balance as of March 31, 2012				Net Income			Recognized Gain
No.	Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2012		December 31, 2011		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		(Loss) of the Investee			(Loss) (Notes 1 and 2)			Note

		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	$ US$	178,713 (6,000)	$ US$	148,413 (5,000)	—	100	$ US$	91,771 (3,108)	$ US$	(16,058 ((541	) ))	$ US$	(16,058 ((541	) ))	Subsidiary

		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	US$	57,860 (2,000)	US$	57,860 (2,000)	—	100	US$	56,848 (1,925)	US$	(1,115 ((38	) ))	US$	(1,115 ((38	) ))	Subsidiary

		Semao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	US$	263,736 (9,000)	US$	115,971 (4,000)	—	100	US$	210,157 (7,117)	US$	(13,956 ((470	) ))	US$	(13,956 ((470	) ))	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	RMB	206,089 (45,448)	RMB	206,089 (45,448)	—	100	RMB	175,125 (37,340)	RMB	(8,214 ((1,748	) ))	RMB	(8,214 ((1,748	) ))	Subsidiary

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and integration of information system	RMB	177,176 (39,376)	RMB	177,176 (39,376)	—	100	RMB	147,604 (31,472)	RMB	(7,257 ((1,544	) ))	RMB	(7,257 ((1,544	) ))	Subsidiary

		Jiangsu Zhenhua Information Technology Company, LLC	China	Intelligent energy conserving and intelligent building services	RMB	28,912 (6,072)	—		—	75	RMB	27,521 (5,868)	RMB	(1,275 ((271	) ))	RMB	(957 ((204	) ))	Subsidiary

Note 1:                         The equity in net income (loss) of investees was based on unreviewed financial statements, except the equity in earnings of Senao International Co., Ltd. and its subsidiaries, and HopeTech Technologies Limited.

Note 2:                         The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:                         New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but has not yet begun operation as of March 31, 2012.  Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 4:                         The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2012

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

		Total Amount of Paid-in	Investment	Accumulated Outflow of Investment from Taiwan as of	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31,	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of	Accumulated Inward Remittance of Earnings as of
Investee	Main Businesses and Products	Capital	Type	January 1, 2012	Outflow	Inflow	2012	Investment	(Note 2)	March 31, 2012	March 31, 2012

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	Note 1	$31,973	$15,348	$—	$47,321	100%	$(779)	$20,407	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	Note 1	13,862	11,552	—	25,414	49%	(1,363)	10,793	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	175,972	Note 1	116,821	59,151	—	175,972	100%	(11,320)	119,476	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	178,713	Note 1	148,413	30,300	—	178,713	100%	(16,058)	91,771	—

Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	57,860	Note 1	57,860	—	—	57,860	100%	(1,115)	56,848	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	Note 1	115,971	147,765	—	263,736	100%	(13,956)	210,157	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	177,176	—	—	177,176	100%	(7,257)	147,604	—

Jiangsu Zhenhua Information Technology Company, LLC	Intelligent energy conserving and intelligent building services	38,549	Note 1	28,912	—	—	28,912	75%	(957)	27,521	—

(Continued)

Accumulated Investment in		Investment Amounts Authorized		Upper Limit on Investment
Mainland China as of		by Investment Commission,		Stipulated by Investment
March 31, 2012		MOEA		Commission, MOEA

	$47,321		$48,169	$410,739
US$	(1,500)	US$	(1,500)	(Note 3)
	25,414		79,882	1,308,565
US$	(820)	US$	(2,500)	(Note 4)
	676,281		676,281	3,411,200
US$	(23,000)	US$	(23,000)	(Note 5)
	177,176		177,176	229,818,425
US$	(6,000)	US$	(6,000)	(Note 6)
	28,912		141,077	229,818,425
US$	(960)	US$	(4,800)	(Note 6)

Note 1:                 Investments were through an holding company registered in a third region.

Note 2:                 Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements, except the recognition of investment gains (losses) of Senao Trading (Fujian) Co., Ltd., Senao International Trading (Shanghai) Co., Ltd., Senao International Trading (Shanghai) Co., Ltd. (Note 8), and Senao International Trading (Jiangsu) Co., Ltd. was calculated based on the reviewed financial statements.

Note 3:                 The amount was calculated based on the consolidated net assets value of Chunghwa System Integration Co., Ltd.

Note 4:                 The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:                 The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:                 The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 7:                 The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Three months ended March 31, 2012

Revenues from external customers	$19,032,552	$19,150,777	$5,950,252	$3,542,926	$67,750	$—	$47,744,257
Intersegment revenues (Note 2)	$4,062,743	$1,645,012	$621,396	$407,091	$1,516	$(6,737,758)	$—
Segment income before tax	$4,465,817	$4,593,828	$2,180,268	$100,343	$(19,711)	$—	$11,320,545
Total assets	$228,009,079	$57,229,064	$18,856,080	$22,998,450	$111,674,345	$—	$438,767,018

Three months ended March 31, 2011

Revenues from external customers	$19,336,102	$18,578,504	$5,840,959	$3,773,656	$54,939	$—	$47,584,160
Intersegment revenues (Note 2)	$3,590,585	$1,433,852	$360,548	$345,740	$190	$(5,730,915)	$—
Segment income before tax	$5,717,609	$5,915,500	$2,621,221	$290,894	$(466,330)	$—	$14,078,894
Total assets	$226,862,394	$58,666,780	$16,236,270	$21,418,861	$111,359,847	$—	$434,544,152

Note 1:                   The Company organizes its reporting segments based on types of organizational business.  The five reporting segments are segregated as below:  Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•                Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•                Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•                Internet business - the provision of HiNet services and related services;

•                International fixed communications business - the provision of international long distance telephone services and related services;

•                Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:                   Represents intersegment revenues from goods and services, etc.